

May 23, 2013

Via E-mail
Graham Kelly
Chief Executive Officer
Novogen Limited
1-7 Waterloo Road, Level 1
North Ryde, New South Wales 2113
Australia

    Re: **Novogen Limited**
              Form 20-F for the Fiscal Year Ended June 30, 2012
              Filed October 29, 2012
              File No. 000-29962

Dear Dr. Kelly:

We have reviewed your April 26, 2013 response to our March 29, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and information you provide in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page 75

1. We have evaluated your April 26, 2013 response and reconsidered your previous responses. We are unable to agree with your assertion that the report of Grant Thornton is appropriate. Because it is necessary to conduct an audit in order to be able to express an opinion, there must be consistency between the description of the periods audited by the independent auditor and the periods covered by the independent auditor's opinion. In your circumstances, such consistency does not exist. Grant Thornton's report indicates that they audited one year (the year ended June 30, 2012), but opined on three years (i.e. the three years ended June 30, 2012). In these circumstances, we believe that you must obtain a revised report from Grant Thornton that rectifies this inconsistency and, with their consent, include the revised report in an amendment of Novogen's Form 20-F for the year ended June 30, 2012 that removes the opinion currently included in Novogen's Form 20-F.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa
Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding
the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant